UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
18 November 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lexicon Pharmaceuticals, Inc.

File No. 0-30111 -- CF# 33028

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Lexicon Pharmaceuticals, Inc. (formerly Lexicon Genetics Incorporated) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 3, 2006.

Based on representations by Lexicon Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22   through October 30, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary